United States

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Form 15

Certification and Notice of Termination of Registration under Section 12(g)

of the Securities Exchange Act of 1934 or Suspension of Duty to File

Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 1-10646

RBC CENTURA BANKS, INC.

(Exact name of registrant as specified in its charter)

1417 Centura Highway

Rocky Mount, North Carolina 27804

(252) 454-4400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, No Par Value

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under Section 13 (a) or 15 (d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i)	☒	Rule 12h-3 (b) (1) (i)	☐
Rule 12g-4 (a) (1) (ii)	☐	Rule 12h-3 (b) (1) (ii)	☐
Rule 12g-4 (a) (2) (i)	☐	Rule 12h-3 (b) (2) (i)	☐
Rule 12g-4 (a) (2) (ii)	☐	Rule 12h-3 (b) (2) (ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification of notice date: 3, all wholly-owned subsidiaries of Royal Bank of Canada.

Pursuant to the requirements of the Securities Exchange Act of 1934, RBC Centura Banks, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 31, 2003	RBC CENTURA BANKS, INC.

		By:	/s/ Terry S. Earley
		Name:	Terry S. Earley
		Title:	Chief Financial Officer